ACACIA DIVERSIFIED HOLDINGS, INC.
13575 58th Street North
Clearwater, FL 33760
(727) 678-4420

November 13, 2017

Via EDGAR

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

 Attention:  Susan Block, Attorney Advisor

Re:          Acacia Diversified Holdings, Inc.
Request for Withdrawal of Registration Statement on Form S-1
Filed June 27, 2017
File No.  333-219003

Dear Ms. Block:

Pursuant to Securities and Exchange Commission Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Acacia Diversified Holdings, Inc., a Texas corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-219003), together with Amendment No. 1 (filed on August 25, 2017) and all exhibits thereto (collectively, the “Registration Statement”) initially filed with the Commission on June 27, 2017. This application is being made because the Company cannot presently satisfy the contractual predicates under the terms of a financing agreement that would result in the issuance of registered shares of Company common stock to the financier company.   The Company has no present intention to file a new Registration Statement on Form S-1 at any time in the foreseeable future.

The Company confirms that the Registration Statement has not been declared effective by the Commission; no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein; and, no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Company.

Susan Block, Esq.
Re: Acacia Div. Holdings
November 13, 2017

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Clifford J. Hunt, Esquire at (727) 471-0444 of Law Office of Clifford J. Hunt, P.A.

Sincerely,

Acacia Diversified Holdings, Inc.

By:         /s/:  Richard K. Pertile
Name:   Richard K. Pertile,
Title:     Chief Executive Officer